FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2008

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s Letter to Shareowners dated September 18, 2008 and mailed to all shareowners on September 24, 2008. This letter is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

This report contains forward-looking statements. All forward-looking statements are based on TransAlta Corporation’s beliefs and assumptions based on information available at the time the assumptions were made. In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology. The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta Corporation. These statements are not guarantees of the Corporation’s future performance and are subject to risks, uncertainties and other important factors that could cause the Corporation’s actual performance to be materially different from those projected. Certain of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, cost and availability of fuel to produce electricity, fleet availability, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting policies issued by standard setters. Given these uncertainties, the reader should not place undue reliance on any of these forward-looking statements which are given as of the date expressed in this Exhibit and TransAlta Corporation undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

99.1	Letter to Shareowners dated September 18, 2008.

EXHIBIT INDEX

99.1	Letter to Shareowners dated September 18, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:

Maryse St.-Laurent

Corporate Secretary

Date: September 24, 2008